Shinhan Financial Group amends the Alliance Agreement with BNP Group to pursue merger of its two asset management subsidiaries

On September 18, 2008, Shinhan Financial Group (“SFG”) announced that based on the amended Alliance Agreement with BNP Group (“BNP”) to consolidate two asset management firms currently operating under the holding company umbrella.

The merger of the two asset management companies, Shinhan BNP Paribas Investment Trust Management and SH Asset Management will be pursued in accordance with the amended agreement.

Shinhan BNP Paribas Investment Trust Management is a 50:50 joint venture owned by SFG and BNP, and SH Asset Management is a wholly owned indirect subsidiary of SFG.

Shinhan Financial Group will take 65% ownership and appoint the Chief Executive Officer for the new subsidiary, whereas BNP Group will take 35% and appoint the Deputy CEO.